11019120

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 6TH AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. VALLONE (201) 499-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARKADIY GOLYANOV
Notary Public State of New Jersey
No. 2384213
Qualified in Middlesex County
Commission Expires April 3, 2014

Robert A Vallone

Signature

CHIEF FINANCIAL OFFICER

Title

Arkadiy Golyanov 2/22/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

MOREY & COMPANY, LLC
Accountants and Advisors

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers On-Line Investment Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Morey & Company, LLC

Morey & Company, LLC
Bethlehem, PA 18020
February 24, 2011

2751 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
PO Box 6874 • Bridgewater, NJ 08807 • Phone: 908-393-0549
www.moreycpa.com

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents	$ 1,557,545	
Cash and securities required to be segregated under federal regulations and other regulations	9,137,005	
Receivable from broker-dealers and clearing organizations	3,692,568	
Receivable from customers	1,865,585	
Deposits with clearing organizations and others(cash of $3,235,211 and securities with a market value of $582,838)	3,818,049	
Securities owned:		
Marketable securities, at market value	6,268,786	
Not readily marketable, at estimated fair value	10,389	
Property and equipment, net of accumulated depreciation of $1,329,293	577,822	
Receivable from affiliates	1,245,434	
Other assets	347,475	
TOTAL ASSETS		$ 28,520,658
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Bank loan payable	$ 2,200,000	
Payable to broker-dealers and clearing organizations	353,607	
Payable to customers	8,349,811	
Payable to non-customers	3,831	
Securities sold, not yet purchased, at market value	1,350,585	
Accounts payable	2,302,756	
Accrued expenses and other liabilities	1,917,045	
Payable to affiliates	83,476	
TOTAL LIABILITIES		16,561,111
MEMBERS' EQUITY		
Class A voting, member units	5,806,813	
Class B nonvoting, members' units	6,152,734	
		11,959,547
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 28,520,658

See notes to financial statements

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2010

NOTE A – ORGANIZATION

Nature of business:

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in New York City and its branch network.

The Company is self clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Cash required to be segregated under Federal and other regulations:

At December 31, 2010, the Company had non-interest bearing cash deposits of $47,365 and U.S. government securities of $9,089,640 maintained in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the related asset.

Commissions:

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 24, 2011, the date on which the financial statements were available to be issued.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2010

NOTE C – FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis As of December 31, 2010					
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Deposits with clearing organizations	$582,838	$-	$-	$-	$582,838
Securities owned:					
Equities	6,236,611	10,389	-	-	6,247,000
Derivatives	22,175	-	-	-	22,175
TOTALS	$6,841,624	$10,389	$-	$-	$6,852,013
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
LIABILITIES					
Securities sold, not yet purchased:					
Equities	$1,350,035	$-	$-	-	$1,350,035
Derivatives	550	-	-	-	550
TOTALS	$1,350,585	$-	$-	$-	$1,350,585

NOTE D – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$3,256,900	$ -
Securities failed to deliver/receive	429,696	138,246
Receivable/payable to broker-dealers	-	215,361
Fees and commissions receivable	5,972	-
Totals	$3,692,568	$ 353,607

NOTE E – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivable from customers of $1,865,585 primarily represent credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables.

Payable to customers of $8,349,811 consists of credit balances. Payable to non-customers of $3,831 consists of credit balances payable to principal officers of the Company.

NOTE F – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010 consists of:

Furniture and equipment	$ 1,606,912
Leasehold improvements	182,237
Vehicles	117,966
	1,907,115
Less accumulated depreciation	1,329,293
	$ 577,822

NOTE G – SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and a financing facility with a bank totaling $15,000,000. At December 31, 2010, there was $2,200,000 outstanding under this facility. Interest is charged at the three month average of the London Interbank Offered Rate plus 25 basis points.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2010

NOTE H – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under long-term leases. Future obligations relating to the primary terms of the Company's long-term office space leases are:

Year Ending December 31:		
2011	$	48,546
2012		50,895
2013		51,678
2015		43,065
	$	194,184

Litigation:

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $7,844,681, which was $7,054,663 in excess of its required net capital of $790,018. The Company ratio of aggregate indebtedness to net capital was 1.51 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE K – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company borrows securities temporarily from other brokers in connection with securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Exchange-traded options are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2010, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE L – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Hold Brothers
On-Line Investment Services, LLC
Statement of Financial Condition
December 31, 2010

MOREY & COMPANY, LLC
Accountants and Advisors